Exhibit 12.1

American Tire Distributors Holdings, Inc.

Statement Regarding: Computation of Ratio of Earnings to Fixed Charges

(Amounts in thousands, except ratio amounts)

	Predecessor								Successor
	Twelve months Ended December 30, 2000 (unaudited)	Twelve months Ended December 29, 2001 (unaudited)		Twelve months Ended December 28, 2002 (unaudited)	Twelve months Ended December 27, 2003 (unaudited)	Twelve months Ended January 1, 2005 (unaudited)	Six months Ended July 3, 2004 (unaudited)	Three months Ended April 2, 2005 (unaudited)	Three months Ended July 2, 2005 (unaudited)
Consolidated pretax income (loss) from continuing operations	1,657	(23,798)		62,693	27,176	41,277	19,857	(20,947)	(5,790)
Interest	26,447	28,639		18,705	14,071	13,371	5,844	3,682	13,402
Interest portion of rent expense	7,051	8,500		8,194	8,104	8,412	4,004	2,214	2,259

Earnings	35,155	13,341		89,592	49,351	63,060	29,705	(15,051)	9,871

Interest	26,447	28,639		18,705	14,071	13,371	5,844	3,682	13,402
Interest portion of rent expense	7,051	8,500		8,194	8,104	8,412	4,004	2,214	2,259

Fixed Charges	33,498	37,139		26,899	22,175	21,783	9,848	5,896	15,661

Ratio of Earnings to Fixed Charges	1.05	—	(a)	3.33	2.23	2.89	3.02	— (b)	—	(c)

(a)	In fiscal 2001, earnings were insufficient to cover fixed charges by $23.8 million
(b)	In first quarter fiscal 2005, earnings were insufficient to cover fixed charges by $20.9 million
(c)	In second quarter fiscal 2005, earnings were insufficient to cover fixed charges by $5.8 million